Exhibit 99.1

ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000

Dear Shareholder,

You are cordially invited to attend the Annual and Extraordinary General Meeting of Shareholders of ZIM Integrated Shipping Services Ltd. (the "Company") to be held at 2:30 p.m., Israel time, on Sunday, December 22, 2024, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel.

The purpose of this meeting is set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote "FOR" Proposals No. 1 through 3, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than two business days before the meeting.

Thank you for your continued cooperation.

Very truly yours,

Yair Seroussi,
Chairman of the Board of Directors

Haifa, Israel
November 8, 2024

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting of Shareholders (the "Meeting") of ZIM Integrated Shipping Services Ltd. (the "Company") will be held at 2:30 p.m., Israel time, on Sunday, December 22, 2024, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel, for the following purposes:

1.          To approve the re-election of the current nine (9) members to the Company’s board of directors (the "Board of Directors"), each until the next annual general meeting of shareholders (a separate vote for each director will be taken);

2.          To approve the re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting; and,

3.          Subject to his re-election as a director of the Company, to approve an amendment to the Active Chairman Services Agreement with Mr. Yair Seroussi effective as of January 1, 2025.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2023. These documents can be found on the Company’s website at: www.zim.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of the trading day of Tuesday, November 19, 2024, are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in "street name", meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company (the "Articles"), the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors,

Yair Seroussi,
Chairman of the Board of Directors

Haifa, Israel
November 8, 2024

ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, no nominal value (the "Shares"), of ZIM Integrated Shipping Services Ltd. (the "Company") in connection with the solicitation of proxies by the management and board of directors of the Company (the "Board of Directors") for use at the Annual and Extraordinary General Meeting of Shareholders (the "Meeting") to be held at 2:30 p.m., Israel time, on Sunday, December 22, 2024, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the "Notice").

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.          To approve the re-election of the current nine (9) members to the Board of Directors, each until the next annual general meeting of shareholders (a separate vote for each director will be taken);

2.          To approve the re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting; and,

3.           Subject to his re-election as a director of the Company, to approve an amendment to the Active Chairman Services Agreement with Mr. Yair Seroussi effective as of January 1, 2025.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2023. These documents can be found on the Company’s website at: www.zim.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Currently, we are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their best judgment on such matters. One or more shareholder holding at least 1% of the voting rights in the general meeting is entitled to request the company’s Board of Directors to include a proposal on the agenda of a general meeting, provided that the proposal is appropriate to be discussed at a general meeting, except that if such proposal concerns the inclusion of a candidate to the Board of Directors or a removal from office of a director, such request can be made only by a one or more shareholder/s holding at least 5% of the voting rights in the general meeting.1 Regulations promulgated under the Companies Law provide that for this Meeting, such a request may be provided within seven days following the convening of the Meeting.

The approval of each of Proposals No. 1 through 3 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.

Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting and holding or representing at least thirty-three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour from the time appointed for the Meeting, the Meeting shall stand adjourned until the seventh day following the prescribed date of the meeting, (and if that day falls on a day other than a business day, on the next succeeding business day), at the same time and place without there being any further notice to that effect, or to such other date, time and place as will be determined by the Board of Directors by notice to the shareholders, and at the adjourned meeting, the business for which the original Meeting was convened, will be discussed. In the absence of a quorum at such adjourned meeting, a single shareholder at least (without reference to the number of shares that he holds) present personally or by proxy, will constitute a quorum. Notwithstanding the foregoing, if the meeting has been called at the request of a shareholder as stated in section 63(b)(2) of the Companies Law, a quorum at the adjourned meeting will be that required for convening such meeting.

1 Pursuant to a recent amendment to the Israeli Companies Regulations (Reliefs for Companies Whose Securities are Registered for Trade in an Exchange Outside of Israel) of 2000.

VOTING PROCEDURES; EXPRESSING POSITIONS

Registered Shareholders

Shareholders registered in the Company's shareholders register ("Registered Shareholders") may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company's offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Shareholders in "Street Name" whose Shares are held through CEDE & Co.

Shareholders who hold their Shares in "street name" meaning in the name of a bank, broker or other record holder, through CEDE & Co., must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). If a shareholder’s proxy is not received by the Company by Sunday, December 22, 2024 at 10:30 a.m., Israel time, it shall not be valid at the Meeting. Notwithstanding the aforesaid, each of the chairman of the Meeting or the Company’s Secretary may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Position Statements

Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the "Position Statement"). Position Statements should be submitted to the Company at its registered offices, at 9 Andrei Sakharov Street, Haifa, Israel, to the attention of Noam Nativ, General Counsel and Company Secretary of the Company, no later than Thursday, December 12, 2024. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about November 21, 2024, and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 120,389,157 Shares outstanding as October 31, 2024. Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

DIRECTORS' AND OFFICERS' COMPENSATION

The table below reflects the Company’s compensation costs related to the employment of the Company's five most highly compensated officers (as such term is defined in the Companies Law) with respect to the year ended December 31, 2023. For purposes of the table below, "compensation" includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car, phone and rent for relocated officers), social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in the Company's financial statements for the year ended December 31, 2023, including compensation paid to such officers following the end of the year in respect of services provided during the year. Each of the officers was covered by the Company's directors’ and officers’ liability insurance policy and was granted an exculpation and indemnification letter as approved by our shareholders in accordance with applicable law and the Articles.

Name and Position of Director or Officer(1)	Salary(2)	Value of Social Benefits(3)	Bonuses(4)	Value of Equity-Based Compensation Granted(5)	Total
	(U.S. dollars in thousands)(6)
Eli Glickman, President & Chief Executive Officer	768	321	622	2,355	4,066
Xavier Destriau, EVP Chief Financial Officer	646	48	267	846	1,807
David Arbel, EVP Chief Operations Officer	523	150	261	590	1,524
Nissim Yochai, EVP Pacific BU	691	81	-	528	1,300
Hani Kalinski, EVP Intra-Asia Business Unit	426	187	-	611	1,224

(1)	All such officers are employed on a full time (100%) basis.

(2)	"Salary" means yearly gross base salary.

(3)
"Social Benefits" include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the relevant officers, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as "keren hishtalmut"), pension, severance, vacation, car or car allowance, rent for relocated officers, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.

(4)
Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2023, including the annual cash bonus for 2023, which have been provided for in the Company’s financial statements for the year ended December 31, 2023, but paid during 2024. Such amounts exclude bonuses paid during 2023 which were provided for in the Company’s financial statements for previous years.

(5)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2023, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 12c to our consolidated financial statements included in our Annual Report on Form 20-F for the year 2023 as filed with the U.S. Securities and Exchange Commission on March 13, 2024 (the "2023 Annual Report").

(6)
The amounts in the table paid in ILS with respect to salary and benefits were translated into U.S. Dollars based on the average representative rate of exchange of the U.S. Dollar against the ILS during 2023 (U.S. $1 = ILS 3.39), and with respect to bonuses were translated into U.S. Dollars based on the representative rate of exchange of the U.S. Dollar against the ILS on December 31, 2023 (U.S. $1 = ILS 3.63).

Proposal No. 1

RE-ELECTION OF THE CURRENT NINE (9) MEMBERS TO THE COMPANY’S BOARD OF DIRECTORS

At the Meeting, shareholders will be asked to approve the re-election of each of Messrs. Yair Seroussi, Yair Caspi, Nir Epstein, Birger Johannes Meyer-Gloeckner, Yoav Moshe Sebba, William (Bill) Shaul, Ms. Liat Tennenholtz, Ms. Anita Odedra and Mr. Barak Cohen as directors of the Company to hold office until the close of the next annual general meeting, unless any office is earlier vacated under any relevant provisions of the Articles or applicable laws or regulations.

Each of the nominees has indicated to the Company his availability for election and has declared that: (i) he/she has the required qualifications and ability to devote the time required for his/her service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations can be found in the Company's offices. In the event that any of the nominees should not continue to be available for re-election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

The directors have the right at any time, in a resolution approved by at least a majority of the Company’s directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Articles, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors, subject to the maximum number of directors that may serve on the Company's Board of Directors pursuant to the Company's Articles. Any director so appointed shall hold office until the next annual general meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The following are details on the directors standing for election:

Yair Seroussi has served as the Chairman of our Board of Directors since October 2020. Mr. Seroussi was chairman of Bank Hapoalim from 2009 to 2016 and he served as the head of Morgan Stanley Israel from 1993 to 2009. He is currently chairman of Enlight Renewable Energy, listed on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange (TASE) and has served in the position since 2018. From 2017 to 2019 he was the chairman of Mediterranean Towers which is listed on the TASE. He has been a board member of Stratasys which has been listed on NASDAQ since June 2017, and served as member of the investment committee of Menora Mivtachim between March 2018 and January 2024. Mr. Seroussi started his career at the Israeli Ministry of Finance in February 1981 where he held senior positions, the last one as head of the Ministry’s mission to the USA from 1988 to 1992. Mr. Seroussi is also active in non-profit organizations and was a co-founder of Tovanot Bechinuch in 2011. He has been the Chairman of the Eli Hurvitz Institute of Strategic Management in the Tel Aviv University since 2010, a member of the board of governors at the Hebrew University, the Weizmann Institute of Science, and Shenkar School of Design. Mr. Seroussi holds a bachelor’s degree in economics and political science from the Hebrew University.

Yair Caspi has served as a member of the Company’s Board of Directors since August 2019. Mr. Caspi also has served as the Chairman of O.P.C. Energy Ltd. (a public company traded on the TASE) since 2021, a director in Israel Corporation Ltd. (a public company traded on the TASE) since 2019, and he served as a director in Oil Refineries Ltd. from 2020 until April 2022. Mr. Caspi served as a managing partner and senior partner at the commercial law firm of Caspi & Co. from 2006 to 2018. Mr. Caspi holds a LL.B in Law and a bachelor’s degree in business administration from the Reichman University and an International Executive master’s degree in business administration from Northwestern University and Tel Aviv University.

Nir Epstein has served as a member of our Board of Directors since July 2014 for a period of a few months and rejoined in 2018. He serves as Executive Director and Vice Chairman of Prothya Biosolutions Belgium and Prothya Biosolutions since January 1, 2021 and CEO as of October 2024. He has served as the CEO of Epstein Capital, an independent boutique investment and merchant banking house offering a full range of M&A and financial advisory services established in 2005. Mr. Epstein holds a LL.B degree from Tel Aviv University in Israel and a master’s degree in business administration from INSEAD University in France.

Birger Johannes Meyer-Gloeckner has served as a member of our Board of Directors since July 2014. He has served in various senior management positions at the CONTI Group and has served as Managing Director of CONTI HOLDING GmbH & Co. KG since 2017. Mr. Meyer-Gloeckner holds a degree in economics from Ernst-Moritz-Arndt University in Greifswald, Germany.

Yoav Moshe Sebba has served as a member of the Company’s Board of Directors since September 2011. Mr. Sebba joined the XT Group, a global shipping and holdings company, in 1998, and he is currently serving as a Managing Director of its Hi-Tech Investments company. Prior to his current position, Mr. Sebba served as a partner in Yozma Venture Capital, one of Israel’s prominent venture capital funds, in which the XT Group was a founding partner. Prior to joining the XT Group, Mr. Sebba served as a project manager at one of Israel’s leading commercial banks and at a leading consulting firm. Mr. Sebba also currently serves on the boards of directors of Sofwave (a public company traded on the TASE), Phytech, BlueThrone, Epitomee (a public company traded on the TASE), OTS Medical and Cymbio. Mr. Sebba holds a bachelor’s degree in management and industrial engineering, cum laude, from the Technion Institute of Technology and a master’s degree in business administration from the University of Haifa.

William (Bill) Shaul has served as a member of the Board of Directors since May 2021. Mr. Shaul works as an independent business consultant. Mr. Shaul’s current clients range from public companies, private equity funds, private businesses, and high net worth individuals. Mr. Shaul also currently serves as a director of an Israeli based technology company (Interactive Optical Technologies Group Ltd). Mr. Shaul worked for KPMG in the UK between 1988 and 2019 during the last 24 years of which he was a tax partner. Mr. Shaul spent much of his time at KPMG working with large, global listed companies, as well as with high-net-worth individuals. Mr. Shaul holds a bachelor’s and a master’s degree in manufacturing engineering from Cambridge University.

Liat Tennenholtz has served as a member of the Board of Directors since May 2021. Ms. Tennenholtz is currently serving as EVP @ Matrix and EVP M&A at Matrix Ltd., and as a member of the senior management of Matrix IT Ltd., a global Israeli technology corporation traded on the TASE, having joined Matrix as VP Business Development in 2018. Ms. Tennenholtz also served as a director in Navitas Buckskin Finance Ltd. (a public company traded on the TASE) between 2017 and 2022, in which she also acted as the head of the financial statements review committee, and as a member of the audit committee and the compensation committee since 2017. Prior to her current positions in Matrix, Ms. Tennenholtz worked on complex local and international deals carrying various positions including Commercial Finance Business Partner in Amdocs Limited, a multi-billion global IT company traded on Nasdaq, Business Development Manager and Corporate Affairs Manager in Navitas Petroleum LP, a global energy entity traded on the TASE, and CPA and Attorney for international tax department in KPMG’s Israel branch. Ms. Tennenholtz holds a bachelor’s degree in accounting and an LL.B both from Tel Aviv University, studied Mathematics in UCLA, and is a licensed lawyer and a certified public accountant in Israel.

Barak Cohen is a Managing Director at Quantum Pacific (UK) LLP, having served in this role since 2018, and a board member of Kenon Holdings Ltd. and Qoros Automotive, after having served as Kenon Holding Ltd.’s Co-CEO between the years of 2017 and 2018. Prior to serving as Kenon’s Co-CEO, Mr. Cohen served as Kenon’s Vice President of Business Development and Investor Relations from 2015 to 2017. Prior to joining Kenon in 2015, Mr. Cohen worked in various capacities at the Israel Corporation since 2008, most recently as Israel Corporation’s Senior Director of Business Development and Investor Relations. Prior to joining Israel Corporation, Mr. Cohen held positions at Lehman Brothers (UK) and Ernst & Young (Israel). Mr. Cohen holds bachelor’s degrees in Economics, summa cum laude, and Accounting & Management, magna cum laude, both from Tel Aviv University.

Anita Odedra has over 27 years’ experience in the natural gas and shipping industries. Dr. Odedra currently serves as Executive Vice President, LNG Marketing for Tellurian Inc. Simultaneously, Dr. Odedra serves as an independent non-executive director as Navigator Gas. Prior roles include Executive Vice President, Commercial at Angelicoussis Shipping Group Limited and VP, Global Shipping at BG Group. Dr. Odedra holds a Bachelor of Science degree in Geology from Imperial College, University of London and has a Ph.D. in Rock Physics from University College London and the Earthquake Research Institute and the University of Tokyo.

Pursuant to the terms of the Special State Share stipulated in the Company's Articles, our Board of Directors must consist of a majority of Israeli citizens, and the Chairman of the Board of Directors must also be an Israeli citizen. In addition, pursuant to the rules of the NYSE, as adopted by our Board of Directors, the majority of the Board of Directors must be independent. Accordingly, Messrs. Seroussi, Epstein, Cohen, Caspi and Sebba and Ms. Tennenholtz, who comprise the majority of the Board of Directors, are Israeli citizens, and Messrs. Seroussi, Epstein and Shaul and Ms. Tennenholtz and Ms. Odedra, who also comprise the majority of the Board of Directors, are considered to be independent within the meaning of such term in the rules of the NYSE.

Compensation

All the members elected (other than Mr. Yair Seroussi, as detailed below) will be entitled to the following remuneration: (i) an annual fee in the amount of U.S. $100,000, to be paid in quarterly installments; and (ii) a payment per participation in meetings of the Board and its committees in the amount of U.S. $2,000 per meeting ("Participation Fee"), as well as value added tax, if and to the extent applicable. The Participation Fee for meetings held without actual convening (such as unanimous written resolutions) is reduced by 50%. The Participation Fee for meetings held via media communications is reduced by 40%. The members elected will further be entitled to reimbursement for reasonable expenses. Mr. Seroussi's compensation terms are as detailed in "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Agreements with directors and officers – Chairman's compensation of our 2023 Annual Report. For information regarding a proposed amendment to the Active Chairman Services Agreement with Mr. Seroussi, see Proposal No. 3 below.

In addition, Messrs. Yair Seroussi , Yair Caspi, Nir Epstein, Birger Johannes Meyer-Gloeckner, Yoav Moshe Sebba, William (Bill) Shaul and Ms. Liat Tennenholtz were granted options exercisable into ordinary shares of the Company. For additional information regarding such grant, see the Company's proxy statement for an extraordinary general meeting of shareholders published on March 16, 2022, on Form 6-K, as amended on April 7, 2022 and Registration Statement on Form S-8 filed with the SEC on March 9, 2022.

The members elected will benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and from the letters of exculpation and indemnification provided to them by the Company.

For additional information regarding the compensation of our directors, see "Item 6.B— Compensation - Compensation of Directors" of our 2023 Annual Report.

Alternate Directors

Subject to the Companies Law, the Articles provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may dismiss such alternate director and appoint another instead of any alternate director whose office has been vacated for any reason, either for a particular meeting or permanently. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

The Companies Law further stipulates that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-election of Messrs. Yair Seroussi, Yair Caspi, Nir Epstein, Birger Johannes Meyer-Gloeckner, Yoav Moshe Sebba, William (Bill) Shaul, Barak Cohen, Ms. Liat Tennenholtz and Ms. Anita Odedra, as directors of the Company until the Company's next annual general meeting, as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

APPROVAL OF THE RE-APPOINTMENT OF SOMEKH CHAIKIN, AN AFFILIATE OF
KPMG INTERNATIONAL COOPERATIVE, AS THE INDEPENDENT AUDITORS OF THE
COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL
GENERAL MEETING

Under the Companies Law and the Articles, the Company's shareholders are authorized to appoint the Company’s independent auditors. The Articles further provide that the Board of Directors (upon the recommendation of the Audit Committee) is authorized to determine the independent auditors’ remuneration. In addition, the approval by the Audit Committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the New York Stock Exchange.

Following the recommendation by the Audit Committee and the Board of Directors, it is proposed that Somekh Chaikin, an affiliate of KPMG International Cooperative, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2023 and have no relationship with the Company or with any affiliate of the Company, except as described in the 2023 Annual Report. Information on fees paid to the Company’s independent public accountants may be found in the 2023 Annual Report.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED to approve the re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting, and to authorize the Board of Directors, following the recommendation of the Audit Committee, to determine their fees, and as presented to the shareholders, be, and same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF AN AMENDMENT TO THE ACTIVE CHAIRMAN SERVICES AGREEMENT WITH
MR. YAIR SEROUSSI EFFECTIVE AS OF JANUARY 1, 2025, SUBJECT TO HIS RE-ELECTION AS A
DIRECTOR OF THE COMPANY

On October 11, 2023, the Company's general meeting of shareholders approved an Active Chairman Services Agreement with Mr. Yair Seroussi, which came into effect on October 15, 2023, and is subject to Mr. Seroussi's re-election to the Board in each subsequent general meeting as required by applicable law (the "Agreement"). Pursuant to the Agreement, Mr. Seroussi is paid a gross monthly fee of ILS 150,000 plus applicable VAT against an invoice and is entitled to reimbursement for all reasonable office expenses borne thereby as customary in the Company. Under the Agreement, Mr. Seroussi is further entitled to use a leased company car of a type and model appropriate to the role of an Active Chairman, for which the Company will cover all operating expenses as well as bear the applicable tax with regard to all taxable benefits related to the company car. Alternatively, Mr. Seroussi may elect, at his discretion, to use his own car and in such event the Company will pay Mr. Seroussi a fixed amount equal to the grossed-up amount of the value of the applicable car group as published by the Israeli Tax Authority that would have been applied if a leased company car would have been provided to Mr. Seroussi.

It is proposed to amend the Agreement such that the monthly consideration to be paid to Mr. Seroussi shall be adjusted to ILS 110,000 plus applicable VAT against an invoice, and that such amount shall include all car expenses (whether Mr. Seroussi uses a leased Company car or chooses to use his own car), as well as any gross-up amounts, such that Mr. Seroussi will not be entitled to additional reimbursement of any car expenses or gross-up (the "Amendment"). Subject to its approval, the Amendment will be effective as of January 1, 2025.

In its approvals, the Company's compensation committee (the "Compensation Committee") and Board of Directors, in that order, concluded that the amendment to the compensation package of the Active Chairman is appropriate given the stability and maturity demonstrated by the Company since its initial public offering, which requires a lower scope of Chairman services. The Compensation Committee and Board of Directors also concluded that following the approval of the Amendment, the Agreement remains in accordance with the Company's compensation policy and is fair and reasonable, after taking into account, inter alia, the education, qualifications, expertise, professional experience and achievements of Mr. Seroussi, his role and his area of responsibility.

For the avoidance of doubt, all other terms of the Agreement remain unchanged. Should the Amendment not be approved by the general meeting of shareholders, the existing Agreement will continue to be in effect (without giving effect to the Amendment). The following is a short summary of the principal terms of the Agreement, assuming the approval of the Amendment:

The Services

Mr. Seroussi will render active chairman of the Board services (the "Active Chairman") to the Company in accordance with the provisions of the Company’s Articles of Association in effect from time to time (if applicable) and any applicable law, including rules of the relevant stock exchange, and as required by the Company’s needs from time to time (the "Services") and will perform all duties and responsibilities consistent with such position.

Mr. Seroussi may be engaged by and/or perform advisory and consultation services for, act as a director of the board of directors of, and engage in investment activities in, companies which are not competitors of the Company; provided that such activities: (A) do not create a conflict of interest with the performance of the Services, and (B) do not restrict or limit Mr. Seroussi’s ability to dedicate the amount of time required from time to time to properly discharge his duties and functions as Active Chairman.

Consideration

Subject to the approval of Amendment No. 1 by the general meeting of shareholders, the Company will pay Mr. Seroussi a gross monthly fee of ILS 110,000 plus applicable VAT against an invoice, including any car expenses (whether Mr. Seroussi uses a leased Company car or chooses to use his own car), and any gross-up amounts. In addition, Mr. Seroussi will continue to be entitled to reimbursement for all reasonable office expenses borne thereby as customary in the Company.

Mr. Seroussi will continue to enjoy the benefits of the Company’s Indemnification and Exculpation letter previously given to him, subject to its terms, and will continue to be covered by the Company’s Directors and Officers Liability Insurance, as in effect from time to time, subject to its terms.

Bonus and Participation in a Share Option Plan

Subject to the receipt of the required approvals by the Company’s organs under the Company's articles of association and any other applicable law and the Company’s compensation policy, Mr. Seroussi may be granted a bonus, subject to the sole discretion of the Board of Directors. In addition, subject to obtaining all required approvals according to the articles of association and any applicable law, Mr. Seroussi will participate in the Company's Share Option Plan, as in effect from time to time.

Preservation of IP Rights; Non Competition; Confidentiality; Non Solicitation Undertakings

Mr. Seroussi further undertook the following undertakings: (a) preservation of intellectual property rights and information; (b) confidentiality with respect to information related to the Company's business; (c) no competition for a period of 1 year following termination of the Agreement; and (d) no solicitation of any person who is or was a customer, prospective customer, supplier, subcontractor, employee or consultant of the Company or its subsidiaries.

Term and Termination

The Agreement is in effect for an unspecified duration, subject to the re-election of Mr. Seroussi by the general assembly as required by applicable law and the Company’s Articles of Association, or until terminated earlier in accordance with the provisions of this Agreement.

Either party may terminate the Agreement, other than for Cause or Disability (as such terms are defined in the Agreement), at any time, by giving the other party ninety (90) days prior written notice (the "Advance Notice Period"). During the Advance Notice Period, Mr. Seroussi will be required to continue to perform his duties and obligations under the Agreement and take all necessary action during the notice period to ensure an orderly transition of duties to and the integration into the Company of a person or entity that will assume his duties and responsibilities, unless instructed otherwise by the Company.

The Company may terminate the Agreement, immediately, without any Advance Notice Period and without paying the value of the Advance Notice Period in the circumstances set forth herein: (i) the Disability of Mr. Seroussi; (ii) termination for Cause, as such term is defined in the Agreement.

Contractual Relationship

The Services will be provided by Mr. Seroussi as an independent contractor (as opposed to an employee).

The Agreement includes a "Gidron Provision", i.e., Mr. Seroussi will not be entitled to receive from the Company severance pay and/or any other payment deriving from employer-employee relations. If a competent authority determines that Mr. Seroussi was, or is, the Company’s employee, it was agreed that Mr. Seroussi would be entitled to a reduced consideration (gross) of 60% of the compensation, which was paid to him under the Agreement (the "Reduced Compensation"), retroactively from the Effective Date (October 15, 2023) onwards and will be obligated to return to the Company all additional payments received by him in excess of the Reduced Compensation (the "Excess Amounts"). The Excess Amounts will bear interest and be linked to the Cost of Living Index.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the approval of the Amendment to the Active Chairman Services Agreement with Mr. Yair Seroussi, subject to his re-election as a director of the Company, having been approved by the Compensation Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved, effective as of January 1, 2025."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than Sunday, December 22, 2024 at 10:30 Israel time.

By Order of the Board of Directors,

Yair Seroussi,
Chairman of the Board of Directors

November 8, 2024